SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                             -----------------------

                NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP
                -------------------------------------------------
                                (Name of Issuer)

                               Depositary Receipts
                               -------------------
                         (Title of Class of Securities)

                                    644206104
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

                               Charles L. Frischer
                               30 West 63rd Street
                                     Apt 12
                               New York, NY 10023
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 30, 2007
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))                                          Page 1 of 7

CUSIP NO.  644206104                   13D                           Page 2 of 7

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven A. Berger
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     35,247
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            35,247
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,247
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  644206104                   13D                           Page 3 of 7

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Charles Frischer
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     62,116
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            62,116
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      62,116
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  644206104                   13D                           Page 4 of 7

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jon Goodman
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  644206104                   13D                           Page 5 of 7

      This Amendment No. 2 amends certain information contained in the Schedule 13D filed jointly by Steven Berger, Charles Frischer and Jon Goodman with respect to its ownership interest New England Realty Associates Limited Partnership, a Massachusetts limited partnership (the "Issuer"), on June 14, 2007, as amended by Amendment No. 1 to Schedule 13D dated July 6, 2007 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds of Other Consideration.

      Item 3 is amended by adding the following:

      Steven Berger purchased 7,100 Depositary Receipts from July 10, 2007 through August 30, 2007 for an aggregate purchase price of $536,792. Mr. Berger used his personal funds to acquire these Depositary Receipts. Charles Frischer purchased 10,200 Depositary Receipts from August 21, 2007 through August 29, 2007 for an aggregate purchase price of $756,924. Mr. Frischer used his personal funds to acquire these Depositary Receipts.

Item 5. Interest of Securities of the Issuer.

Item 5 is amended as follows:

      (a) and (b)     Beneficial ownership

      As of the date of this Amendment No. 2 to Schedule 13D, the Reporting Persons beneficially owned the respective numbers of Depositary Receipts set forth below. The percentages set forth below and on the cover pages hereto represent percentages of the outstanding Depositary Receipts based on a total of 1,324,616 Depositary Receipts outstanding at June 30, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2007.

Reporting Person             Number of Depositary Receipts            Percentage
----------------             -----------------------------            ----------

Steven A. Berger                         35,247                          2.7%
Charles Frischer                         62,116                          4.7%
Jon Goodman                               1,000                          0.1%
All Members of the Group                 98,363                          7.4%

      By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Depositary Receipts owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Depositary Receipts owned by the other Reporting Persons.

CUSIP NO.  644206104                   13D                           Page 6 of 7

      Steven A. Berger has sole voting power and sole investment power with respect to all of the 35,247 Depositary Receipts he beneficially owns.

      Charles Frischer has sole voting power and sole investment power with respect to all of the 62,116 Depositary Receipts he beneficially owns.

      Jon Goodman has sole voting power and sole investment power with respect to all of the 1,000 Depositary Receipts he beneficially owns.

      (c) Transactions during the past sixty days

      Information with respect to each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.

      (d) Right to receive dividends or proceeds

      Not applicable.

      (e) Beneficial ownership of less than five percent

      Not applicable.

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of: September 5, 2007


                                                  /s/ Steven A. Berger
                                                  ------------------------------
                                                  Steven A. Berger


                                                  /s/ Charles Frischer
                                                  ------------------------------
                                                  Charles Frischer


                                                  /s/ Jon Goodman
                                                  ------------------------------
                                                  Jon Goodman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO.  644206104                   13D                           Page 7 of 7

                                     ANNEX A

          Schedule of Transactions in Depositary Receipts of the Issuer
                             During the Past 60 Days

                                Steven A. Berger
                                ----------------

Date of Transaction    Quantity Purchased(1)     Price per Depositary Receipt(2)
-------------------    ---------------------     -------------------------------
7/05/07                        4,502                         $84.00
7/10/07                         300                          $83.78
8/21/07                        2,600                         $74.83
8/22/07                        1,000                         $75.01
8/24/07                        1,500                         $75.68
8/27/07                        1,000                         $75.51
8/30/07                         700                          $75.80

                                Charles Frischer
                                ----------------

Date of Transaction    Quantity Purchased(1)     Price per Depositary Receipt(2)
-------------------    ---------------------     -------------------------------
8/21/07                         600                          $74.50
8/21/07                         320                          $74.45
8/22/07                        3,200                         $75.00
8/29/07                        5,900                         $76.00

(1) All purchases were effected through open market or privately negotiated transactions.
(2)   Inclusive of brokerage commissions